Van Kampen Florida Quality Municipal Trust (VFM)


Item 77.C.     Matters Submitted to a Vote of Security Holders

      At a Special Meeting of Shareholders held on August 12, 2005, the shareholders of Van Kampen Florida Quality Municipal Trust (the "Target Fund") approved an Agreement and Plan of Reorganization, dated February 3, 2005, between the Target Fund and Van Kampen Trust for Investment Grade Florida Municipals (the "Acquiring Fund"), the termination of the registration of the Target Fund under the Investment Company Act of 1940, as amended, and the dissolution of the Target Fund under applicable state law.

Common shares:

For:      3,379,461.966
Against:     140,283.969
Abstain:     157,867.327


With respect to the preferred shares, the meeting was adjourned until October 21, 2005

Preferred shares:

For:           1,065
Against:                   0
Abstain:          934